

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 28, 2009

Kevin R. Davidson
Chief Executive Officer
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

> **Re: BioDrain Medical, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed August 20, 2009**
> **File No. 333-155299**

Dear Mr. Davidson:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

We are an early stage company . . ., page 4

1.   We reissue prior comment 1 given your disclosure here that you "have not generated any revenues to date."

Six months ended June 30, 2009 and 2008, page 22

2.   Please revise to separately quantify the amount of revenue generated from the sale of your FMS unit and that amount generated from the sale of the cleaning solution kits.

3.   Please revise to also discuss the nature and composition of cost of sales, including a discussion of gross margin.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-6

4.   Please revise to add a discussion of your accounting policy for revenue recognition. To the extent relevant, please also address post shipment obligations, customer acceptance provisions, return policies, warranties, credits and discounts, rebates, price protection or similar privileges and the impact of these matters on the amounts and timing of revenues. Please also address how the installation requirements described on pages 41 and 49 impact the timing of revenue recognition.   The disclosure in critical accounting policies on page 19 should similarly be revised to discuss the judgments and uncertainties inherent in your revenue recognition policy.

5.   As a related matter, we see that you also sell disposable cleaning kits and that you expect the sale of the kits to be a substantial ongoing revenue generator. Please disclose your accounting policy with respect to these kits, if different from the sale of the Fluid Management System (FMS) unit. Discuss if there are any minimum purchase requirements of the cleaning kits with the purchase of the FMS. If so, discuss how the requirement impacts your revenue recognition policy.

Note 3. Stockholders' Deficit, Stock Options and Warrants, page F-7

Other Securities For Issuance Upon Certain Contingencies, page F-11

6.   We see that the vesting of certain securities were contingent on achieving commercial sales of the FMS. Since you began recognizing revenue on sales of the FMS in June 2009, please update this section to disclose the vesting of and accounting for those securities.

7.   We reference the agreement with Peter Morawetz dated May 15, 2009 in which Mr. Morawetz, a significant shareholder, waived unpaid consulting fees in return for cash and equity. Please revise the relevant paragraph on page F-11 to explain that the waived amount was recorded as a contribution to capital as reflected in the statement of stockholders' equity.

Note 8. Long-term Debt, page F-13

8.   We see that you accrued the cash portion of the liquidated damages requirement under the $170,000 note payable. Please revise to also disclose the amount you

have accrued for the shares you are obligated to issue to the investors on June 30, 2009. Please refer to FASB ASC 825-20-30-5.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the

Kevin R. Davidson
BioDrain Medical, Inc.
August 28, 2009
Page 4

financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ryan Hong, Esq.—Richardson & Patel LLP